VIA EDGAR

ZK INTERNATIONAL GROUP CO., LTD.

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

March 9, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jenny O’Shanick

RE:	ZK International Group Co., Ltd.
Registration Statement on Form F-3
File No. 333-293677 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement so it will become effective on March 11, 2026 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as ZK International Group Co., Ltd. (the “Company”) or its counsel may request by telephone call to the Staff.

Please contact Pang Zhang-Whitaker of Carter Ledyard & Milburn LLP, counsel to the Company, at (212) 238-8844, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Very truly yours,

ZK International Group Co., Ltd.

By:	/s/ Ruihong Ma
Name:	Ruihong Ma
Title:	Chief Executive Officer

cc:

Pang Zhang-Whitaker, Esq.

Darius R. Alam, Esq.

Carter Ledyard & Milburn LLP